UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 15, 2025

Commission File Number: 001-42596

MASTERBEEF GROUP

(Exact name of registrant as specified in its charter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Dual Listing

MasterBeef Group (“MasterBeef”) is announcing by this Form 6-K that management will seek to dual list its ordinary shares (“Shares”) on the Quotation Board of the Frankfurt Stock Exchange (the “Secondary Listing”). This Secondary Listing is intended to enhance the liquidity of the Shares currently traded on the Nasdaq Capital Market and broaden MasterBeef’s shareholder base.

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this filing other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to plans, projections, predicted or anticipated future results, are forward-looking statements. The words “may,” “might,” “will,” “will seek,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions; the unknown effect of the potential dual listing of our ordinary shares on the price of our ordinary shares; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

Exhibits

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025	Masterbeef group

	By:	/s/ Ka Chun Lam
	Name:	Ka Chun Lam
	Title:	Chief Executive Officer

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